SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 29, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page
Press Release of the Company dated October 28, 2004 announcing Third Quarter Financial Results and Interim Results for the Nine-month Period ended September 30, 2004	3

Signature	10

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES 3RD QUARTER RESULTS

EDMONTON, ALBERTA, CANADA — October 28, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the nine months ended September 30, 2004.

Financial Update

Financial results for the nine months ended September 30, 2004 reflect a consolidated net loss from operations of $8.6 million or $0.12 per share compared to $14.3 million or $0.25 per share for the same period in 2003. The decreased loss of $5.7 million in 2004 arises from higher revenues of $5.2 million, lower research and development expenditures of $1.7 million, lower marketing and business development expenses of $0.3 million, offset by stock compensation expense of $0.8 million and higher general and administrative expenses of $0.7 million. The increased revenues result from licensing revenues recognized in the second quarter as a result of recognition into income of the remaining deferred revenue balance related to Theratope® vaccine due to the return of Theratope development and commercialization rights by Merck KGaA of Darmstadt, Germany announced in June 2004.

Contract research and development revenue for the nine months ended September 30, 2004, totalling $1.3 million compared to $2.0 million for the same period in 2003, represents contract research and development funding received from Merck KGaA associated with Theratope and BLP25 Liposome Vaccine (L-BLP25). The decreased funding reflects a lower level of clinical activity with the wind down of the Theratope Phase III trial, and unblinding of the L-BLP25 Phase IIb trial results. Licensing revenues from collaborative arrangements for the nine months ended September 30, 2004, totalling $6.5 million compared to $0.8 million for the same period in 2003, represents the amortization of upfront payments received from Merck KGaA and upfront sub-licensing fee from CancerVac upon commencement of the respective collaborations. The second quarter included an addition to income of $5.9 million representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope. Finally, the increase of $0.2 million in licensing, royalties and other revenue relates to contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Research and development expenditures for the nine months ended September 30, 2004 totalled $10.2 million compared to $11.9 million for the same period in 2003. The decrease in research and development expenditures, which affects the amount of collaborative funding revenue, is similarly attributable to winding down of clinical activities. Expenditures to date include confirmatory L-BLP25 clinical trial anticipatory costs including development of clinical protocols and procurement and manufacturing of clinical materials. In addition, other costs include clinical site wrap up expenses of existing clinical trials, and expenditures related to the follow up investigation into the mechanism of action for the Theratope hormone treatment subset. General and administrative expenses for the nine months ended September 30,

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2004 totalled $4.7 million compared to $4.0 million for the same period in 2003. The increase of $0.7 million is mainly due to expenses related to the shelf registration as well as incremental costs related to the settlement of an outstanding litigation in the first quarter. Marketing and business development expenditures for the nine months ended September 30, 2004 totalled $1.0 million compared to $1.3 million for the same period in 2003. The decrease of $0.3 million results from a reduction in pre-launch activities due to the delay in commercialization of Theratope. Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies.

Stock compensation expense of $0.8 million for the nine months ended September 30, 2004 represents the amortization of the estimated fair value of options granted since January 1, 2002 applicable to the current period. The retroactive application of CICA Handbook Section 3870 with respect to recognition of stock compensation expense for 2002 and 2003 resulted in a $1.6 million charge to opening deficit.

Investment and other income for the nine months ended September 30, 2004, totalling $0.5 million, was similar to the same period in 2003. Investment and other income comprise income from cash and investments, non-operating income, and foreign exchange gains and losses. Income from cash and investments totalled $0.5 million for the nine months ended September 30, 2004 compared to $0.9 million for the same period in 2003 as a result of lower average cash and investment balances. This reduction in investment income has been offset by a net foreign exchange gain of $0.03 million for the nine months ended September 30, 2004 compared to a net foreign exchange loss of $0.4 million for the same period in 2003.

Biomira’s financial reserves total $26.8 million in cash and short-term investments as at September 30, 2004, a decrease of $14.7 million from the year end position due to funding of operations.

Corporate Update

L-BLP25
The U.S. Food and Drug Administration (FDA) granted Fast Track status to the investigation of L-BLP25 for its proposed use in the treatment of non-small cell lung cancer (NSCLC). This designation will potentially facilitate the development of this product candidate and expedite review of the drug candidate once Biomira and its collaborator, Merck KGaA are in a position to seek FDA approval.

The Fast Track program was put in place to allow for the review of drugs to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. Importantly, there is the potential for more interactions between the Companies and the FDA as L-BLP25 moves forward in the clinical trial process and opens the door to a possible U.S. biologics licensing application (BLA) on a rolling basis, as data become available. Due to the fact that products approved for Fast Track designation meet unmet medical needs and address serious or life-threatening conditions, they generally are eligible for priority review, which could decrease the typical review period.

“Our aim is to show efficacy of L-BLP25 in treating NSCLC and get the product candidate approved and available to patients as quickly as possible. The FDA’s Fast Track designation is, therefore, an important step in that process,” said Alex McPherson, MD, PhD, President and CEO of Biomira Inc. “We believe if we can one day address a sizeable unmet medical need in this patient population and do it in a more timely manner we are achieving significant milestones for the Company and our stakeholders. Providing

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a new treatment option for men and women with NSCLC is an important focus as the Company moves forward.”

“L-BLP25 is another example of Merck KGaA’s goal of developing innovative targeted therapies for the treatment of cancer,” said Dr. Bernhard Ehmer, MD, Vice President and Head of Merck KGaA’s Oncology Business Area.

Biomira’s Fast Track application to the FDA included encouraging results from a controlled, randomized Phase IIb study in Stage IIIB and IV NSCLC patients. The results are scheduled to be presented at the upcoming European Society of Medical Oncology meeting (ESMO). The meeting is to be held in Vienna, Austria and the presentation is to be made on November 1.

In preparation for the large multinational confirmatory trial, Biomira has started manufacture of new vaccine supplies. This manufacturing incorporates changes intended to secure the future commercial supply of the vaccine. Scheduling these changes now should ensure that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. A comparability plan, which includes a small clinical safety study of the new material in the expanded population proposed for the larger trial, is being discussed with regulatory authorities. The small study is scheduled to be conducted in parallel with preparations for the larger confirmatory study and is not expected to affect timelines for starting that study.

Biomira plans to continue talks with other regulatory agencies regarding the possibility of an early application for approval based on current data, although a confirmatory study will likely be necessary in markets such as the U.S., Europe and Japan.

Theratope
A confirmatory study in the subset of patients from our previous Phase III breast cancer trial who had longer survival on the vaccine arm would probably be required prior to commercialization in Canada, the U.S., Europe and Japan. Biomira is planning manufacture of new Theratope material to supply such a potential confirmatory study. The new material will include a change to the adjuvant component which is expected to decrease the frequency of patient injection site reactions. The comparability plan evaluating this change will probably include a small clinical study to measure the safety and immunogenicity of the new material. This study is expected to commence in the first half of 2005. While the Company seeks a collaborative partner to develop Theratope further, it continues to explore the mechanism of action for Theratope and is also investigating possible opportunities in other countries for early registration based on the current subset data.

Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

-Table to Follow-

Biomira Inc.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars, in thousands, except number of shares)

	September 30, 2004	December 31, 2003
	(Unaudited)	(Unaudited)*
ASSETS
Current
Cash and cash equivalents	$6,477	$24,062
Short-term investments	20,304	17,443
Accounts receivable	329	459
Prepaid expenses	187	460

	27,297	42,424
Capital assets (net)	477	641
Long-term investments	264	—

	$28,038	$43,065

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,935	$3,453
Capital lease obligation	25	108
Current portion of deferred revenue	800	1,053

	2,760	4,614
Deferred revenue	1,295	6,671
Class A preference shares	30	30

	4,085	11,315
SHAREHOLDERS’ EQUITY
Share capital	359,728	359,643
Warrants	8,555	8,555
Contributed surplus	11,236	8,901
Deficit	(355,566)	(345,349)

	23,953	31,750

	$28,038	$43,065

Common Shares Issued and Outstanding	72,562,357	72,545,232

(CAD $1.00 = USD $0.79)

*	Figures excerpted from the 2003 audited consolidated financial statements.

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Biomira Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Canadian dollars, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	2004	2003	2004	2003
REVENUE
Contract research and development	$418	$414	$1,261	$1,951
Licensing revenue from collaborative agreements	52	264	6,487	790
Licensing, royalties and other revenue	61	1	219	1

	531	679	7,967	2,742

EXPENSES
Research and development	3,163	3,433	10,178	11,847
General and administrative	1,382	1,208	4,739	4,033
Marketing and business development	258	505	1,045	1,335
Stock compensation expense	260	—	812	—
Amortization of capital assets	89	112	290	350
Gain on disposal of capital assets	(2)	—	(2)	(58)

	5,150	5,258	17,062	17,507

OPERATING LOSS	(4,619)	(4,579)	(9,095)	(14,765)
Investment and other (expense) income	(167)	150	515	458
Interest expense	(2)	(6)	(5)	(17)

LOSS BEFORE INCOME TAXES	(4,788)	(4,435)	(8,585)	(14,324)
Income tax provision	(16)	(15)	(59)	(18)

NET LOSS	$(4,804)	$(4,450)	$(8,644)	$(14,342)

BASIC AND DILUTED LOSS PER SHARE	$(0.07)	$(0.08)	$(0.12)	$(0.25)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	72,560	59,145	72,560	59,145

CONSOLIDATED STATEMENTS OF DEFICIT
(Canadian dollars, in thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	2004	2003	2004	2003
DEFICIT, BEGINNING OF PERIOD	$(350,762)	$(336,267)	$(346,922)	$(326,101)
Net loss for the period	(4,804)	(4,450)	(8,644)	(14,342)
Accretion of convertible debentures	—	—	—	(713)
Interest, foreign exchange gain (loss), and carrying charges on convertible debentures	—	—	—	439

DEFICIT, END OF PERIOD	$(355,566)	$(340,717)	$(355,566)	$(340,717)

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Biomira Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars, in thousands)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	2004	2003	2004	2003
OPERATING
Net loss	$(4,804)	$(4,450)	$(8,644)	$(14,342)
Amortization of capital assets	89	112	290	350
Stock compensation expense	260	—	812	—
Increase (decrease) in deferred revenue	542	(264)	(5,893)	(790)
Gain on disposal of capital assets	(2)	—	(2)	(58)
Unrealized foreign exchange loss (gain)	103	(187)	33	233
Net change in non-cash balances from operations:
Accounts receivable	47	434	130	625
Prepaid expenses	483	199	273	122
Accounts payable and accrued liabilities	(501)	(581)	(1,529)	(4,703)

	(3,783)	(4,737)	(14,530)	(18,563)

INVESTING
Decrease (increase) in short-term investments	3,730	7,442	(2,861)	17,753
Purchase of capital assets	(47)	(12)	(115)	(12)
Proceeds on disposal of capital assets	2	—	2	73

	3,685	7,430	(2,974)	17,814

FINANCING
Proceeds on issue of common shares, net of issue costs	—	6	35	15,524
Repayment of convertible debentures	—	—	—	(7,826)
Interest on convertible debentures	—	—	—	(91)
Repayment of capital lease obligation	(23)	(38)	(83)	(115)

	(23)	(32)	(48)	7,492

NET CASH (OUTFLOW) INFLOW	(121)	2,661	(17,552)	6,743
Effect of exchange rate fluctuations on cash and cash equivalents	(103)	187	(33)	(233)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(224)	2,848	(17,585)	6,510
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,701	12,169	24,062	8,507

CASH AND CASH EQUIVALENTS, END OF PERIOD	$6,477	$15,017	$6,477	$15,017

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid	$2	$6	$5	$17
Amount of income taxes paid	$—	$—	$—	$5

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Biomira Company Contacts:

Jane Tulloch	Ron Helmhold
Director Investor Relations	Vice President Treasury and Financial Operations
780-490-2812	780-490-2808

U.S. Media Calls
Daniel Budwick
BMC Communications Group
(212) 477-9007 ext. 14

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, trial reviews and analyses and regulatory review and approvals or the safety and efficacy of product or the availability of capital and financing. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: October 29, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer